The information in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus does not constitute an offer to sell these securities or a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

A filing fee of $288,900 (except for $73,600 that has already been paid with respect to

$800,000,000 aggregate initial offering price of securities that were previously registered pursuant to registration statement (File No. 333-101969), and were not sold thereunder)

calculated in accordance with

Rule 457(r), has been transmitted to the SEC in connection

with the securities offered from the registration statement

(File No. 333-130736) by means of this prospectus supplement.

SUBJECT TO COMPLETION, DATED JANUARY 5, 2006

Prospectus Supplement

January     , 2006

(To Prospectus dated December 28, 2005)

$

WELLPOINT, INC.

$                % Notes due 2011

$                % Notes due 2016

$                % Notes due 2036

The     % Notes due 2011, which we refer to as the 2011 notes, will mature on                     , 2011, the     % Notes due 2016, which we refer to as the 2016 notes, will mature on                     , 2016, and the     % Notes due 2036, which we refer to as the 2036 notes, will mature on                     , 2036. We refer to the 2011 notes, the 2016 notes and the 2036 notes collectively as the notes. We will pay interest on the notes on                      and                      of each year, beginning                     , 2006. We may redeem the notes, at any time in whole or from time to time in part, at the redemption prices discussed under the caption “Description of the Notes – Optional Redemption”.

The notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. We do not intend to list the notes on any national securities exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-4 of this prospectus supplement.

Per 2011 Note	Total	Per 2016 Note	Total	Per 2036 Note	Total
Public offering price(1)%	$	%	$	%	$
Underwriting discount %	$	%	$	%	$
Proceeds, before expenses, to WellPoint(1)%	$	%	$	%	$

(1)	Plus accrued interest, if any, from January , 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on January    , 2006.

Joint Book-Running Managers

Banc of America Securities LLC

Citigroup

Goldman, Sachs & Co.

Merrill Lynch & Co.

Senior Co-Managers

Credit Suisse First Boston

Deutsche Bank Securities

Lehman Brothers

Morgan Stanley

UBS Investment Bank

Co-Managers

BNP PARIBAS

Lazard Capital Markets

Daiwa Securities SMBC Europe

SunTrust Robinson Humphrey

Wachovia Securities

Wells Fargo Securities

In this prospectus supplement, “we,” “us,” “our,” and “Wellpoint” refer to WellPoint, Inc. and/or WellPoint, Inc. and its direct and indirect subsidiaries, as the context requires.

i

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 2IE of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions and expectations discussed in these forward-looking statements. Our actual results may differ materially. We have included important factors in the cautionary statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus that we believe would cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

ii

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus, before making an investment decision.

The Offering

Issuer	WellPoint, Inc.

Securities offered	$ aggregate principal amount of % notes due 2011,
$ aggregate principal amount of % notes due 2016, and
$ aggregate principal amount of % notes due 2036.

Maturity date	For the 2011 notes: , 2011.
For the 2016 notes: , 2016.
For the 2036 notes: , 2036.

Interest payment dates	and of each year, commencing , 2006.

Optional redemption

We may redeem the 2011 notes, the 2016 notes and the 2036 notes, in each case, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes being redeemed and (2) the sum of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to its present value, on a semi-annual basis, at the Treasury Rate plus             basis points in the case of the 2011 notes,             basis points in the case of the 2016 notes and             basis points in the case of the 2036 notes, plus, in each case, accrued and unpaid interest to the date of redemption. See “Description of the Notes—Optional Redemption.”

Ranking

The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our current and future unsecured and unsubordinated indebtedness, including any borrowings under our senior credit facilities, and senior to all of our future subordinated debt. The notes will effectively rank junior to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will not be guaranteed by any of our subsidiaries and will therefore be effectively subordinated to all existing and future liabilities of our subsidiaries. The indenture does not restrict our ability or the ability of our subsidiaries to incur other indebtedness. As of December 31, 2005 we had less than approximately $0.1 billion of secured debt outstanding. As of December 31, 2005, we had approximately $6.8 billion of indebtedness outstanding, of which approximately $0.9 billion consisted of indebtedness of our subsidiaries.

Sinking fund	None.

Form and denomination of notes

The notes of each series will initially be represented by one or more global notes which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC. Indirect holders trading their beneficial interests in the global notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. The notes may only be withdrawn from DTC in the limited situations described in the accompanying prospectus in the section entitled “Description of Securities We May Offer –Debt Securities—Global Notes, Delivery and Form.”

Use of proceeds

We anticipate that we will receive proceeds of $             from the sale of the notes after deducting underwriting discounts and our offering expenses. We intend to use the net proceeds of this offering to repay borrowings under our bridge facility and commercial paper program in the amount of approximately $2.7 billion incurred to finance our acquisition of WellChoice, Inc. and for general corporate purposes. See “Use of Proceeds.”

Further issues

We may from time to time without the consent of the holders of the notes create and issue additional securities having the same terms and conditions as the 2011 notes, the 2016 notes or the 2036 notes, in each case, so that such issue shall be consolidated and form a single series with the outstanding 2011 notes, 2016 notes or 2036 notes, as the case may be.

Trustee	The Bank of New York Trust Company, N.A.

Risk factors	See “Risk Factors” before considering an investment in the notes.

OUR COMPANY

We are the largest publicly traded commercial health benefits company in terms of membership in the United States. We are an independent licensee of the Blue Cross Blue Shield Association. We serve our members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield licensee for Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as Blue Cross Blue Shield in 10 New York City metropolitan counties, and as Blue Cross, Blue Shield or Blue Cross Blue Shield in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin. We also serve our members throughout various parts of the United States as UniCare. We are licensed to conduct insurance operations in all 50 states and Puerto Rico through our subsidiaries.

Wellpoint is incorporated under the laws of the State of Indiana. Our principal executive offices are located at 120 Monument Circle, Indianapolis, Indiana 46204 and our telephone number is (317) 488-6000.

If you would like to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” in the accompanying prospectus.

RECENT DEVELOPMENTS

On December 28, 2005, we announced the completion of our merger with WellChoice, Inc. The companies’ agreement to merge was announced on September 27, 2005. Under the terms of the agreement, WellChoice stockholders received $38.25 in cash and WellPoint stock at a fixed exchange ratio of 0.5191 of a share of WellPoint stock for each share of WellChoice stock. The value of the transaction as of September 26, 2005, was approximately $6.5 billion.

WellPoint now serves approximately 34 million medical members through its Blue Cross, Blue Shield or Blue Cross Blue Shield operations in 14 states and its non-Blue branded operations in other states. The company now has over 42,000 associates nationwide.

RISK FACTORS

You should carefully consider the risks described below together with the risk factors described in and incorporated by reference into the accompanying prospectus, as well as all of the other information in, and incorporated by reference in, this prospectus supplement and the accompanying prospectus before you decide to buy the notes. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

Risks Relating to the Notes

As of December 31, 2005, we had indebtedness outstanding of approximately $6.8 billion and may incur additional indebtedness in the future. As a holding company, we will not be able to repay our indebtedness except through dividends from subsidiaries, some of which are restricted in their ability to pay such dividends under applicable insurance law and undertakings. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

As of December 31, 2005, we had indebtedness outstanding of approximately $6.8 billion and had available borrowing capacity under our amended and restated revolving credit facility of approximately $0.9 billion, which credit facility expires on November 29, 2010. We may also incur additional indebtedness in the future. The terms of the indenture under which the notes are issued does not prohibit us or our subsidiaries from incurring additional indebtedness. Our debt service obligations will require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

As a holding company, we have no operations and are dependent on dividends from our subsidiaries for cash to fund our debt service and other corporate needs. Our subsidiaries are separate legal entities. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to certain of our subsidiaries’ assets. State insurance laws restrict the ability of our regulated subsidiaries to pay dividends, and in some states we have made special undertakings that may limit the ability of our regulated subsidiaries to pay dividends. In addition, our subsidiaries’ ability to make any payments to us will also depend on their earnings, the terms of their indebtedness, business and tax considerations and other legal restrictions. We cannot assure you that our subsidiaries will be able to pay dividends or otherwise contribute or distribute funds to us in an amount sufficient to pay the principal of or interest on the indebtedness owed by us. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or our credit agreements is accelerated, we may be unable to repay or finance the amounts due.

The notes are not secured by any of our assets and any secured creditors would have a prior claim on our assets.

The notes are not secured by any of our assets. The terms of the indenture permit us to incur secured debt. If we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that debt. Accordingly, the lenders will have a prior claim on our assets. In that event, because the notes are not secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full. As of December 31, 2005, we had less than approximately $0.1 billion of secured debt outstanding.

The notes are effectively subordinated to the indebtedness of our subsidiaries.

Because we operate as a holding company, our right to participate in any distribution of assets of any subsidiary upon that subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise (and thus the ability of the holders of the notes to participate indirectly from the distribution) is subject to the prior claims of the creditors of that subsidiary, except to the extent that we are a creditor of the subsidiary and our claims are recognized. Therefore, the notes are effectively subordinated to all indebtedness and other obligations of our subsidiaries. Our subsidiaries are separate legal entities and have no obligations to pay, or make funds available for the payment of, any amounts due on the notes. The indenture governing the notes does not prohibit or limit the incurrence of indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the notes. As of December 31, 2005, we had approximately $6.8 billion of indebtedness outstanding, of which approximately $0.9 billion consisted of indebtedness of our subsidiaries.

USE OF PROCEEDS

We expect to receive proceeds from the sale of the notes in the amount of $             after deducting underwriting discounts and our offering expenses. We intend to use the proceeds of this offering to repay borrowings under our bridge facility and commercial paper program in the amount of approximately $2.7 billion incurred to finance our acquisition of WellChoice, Inc. and for general corporate purposes.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WELLPOINT

The following table summarizes financial information for WellPoint. WellPoint prepared this information using its unaudited consolidated financial statements for the nine-month periods ended September 30, 2005 and 2004, and its consolidated financial statements for each of the years in the five-year period ended December 31, 2004, which have been audited by Ernst & Young LLP. You should read this information in conjunction with WellPoint’s unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in WellPoint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and Annual Report on Form 10-K for the year ended December 31, 2004, each of which is incorporated herein by reference. See “Where You Can Find More Information” on page 4 of the accompanying prospectus. In WellPoint’s opinion, the selected financial data for the nine-month periods ended September 30, 2005 and 2004, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. This selected consolidated historical financial data does not necessarily indicate the results to be expected in the future.

	As of and for the Nine Months Ended September 30		As of and for the Years Ended December 31
	2005[1]	2004[1]	2004[1]	2003	2002[1]	2001	2000[1]
(In millions, except where indicated and except per share data)	(Unaudited)
Income Statement Data
Total operating revenue[2,3]	$33,249.1	$13,736.4	$20,460.9	$16,487.1	$13,000.4	$10,131.3	$8,546.4
Total revenue[3]	33,703.7	13,988.9	20,815.1	16,781.4	13,292.2	10,455.7	8,773.9
Net income[4]	1,811.8	775.6	960.1	774.3	549.1	342.2	226.0

Per Share Data[4,5]
Basic income from continuing operations	$2.97	$2.80	$3.15	$2.80	$2.31	$1.66	$1.10
Diluted income from continuing operations	2.90	2.72	3.05	2.73	2.26	1.65	1.09

Other Data (unaudited)
Benefit expense ratio[6]	80.8%	82.2%	82.0%	80.8%	82.3%	84.4%	84.5%
Selling, general and administrative expense ratio[6]	16.3%	17.0%	17.0%	18.8%	19.3%	19.6%	21.3%
Income before income taxes as a percentage of total revenue	8.5%	8.0%	6.9%	7.2%	6.0%	5.0%	3.7%
Net income as a percentage of total revenue	5.4%	5.5%	4.6%	4.6%	4.1%	3.3%	2.6%
Medical membership
(In thousands)	28,988	12,737	27,728	11,927	11,053	7,883	7,142

Balance Sheet Data
Cash and investments[3]	$17,436.1	$8,006.9	$15,792.2	$7,478.2	$6,726.4	$4,559.8	$3,845.2
Total assets[3]	41,855.6	14,136.5	39,738.4	13,414.6	12,416.3	6,325.0	5,688.9
Long-term debt	3,918.1	1,520.4	4,276.7	1,662.8	1,659.4	818.0	597.5
Total liabilities[3]	20,620.9	7,335.8	20,279.4	7,414.7	7,054.0	4,265.0	3,769.1
Total shareholders’ equity[7]	21,234.7	6,800.7	19,459.0	5,999.9	5,362.3	2,060.0	1,919.8

(1)	The net assets and results of operations for Lumenos, Inc., WellPoint Health Networks Inc., Trigon Healthcare, Inc., and Blue Cross and Blue Shield of Maine are included from their respective acquisition dates of June 9, 2005, November 30, 2004, July 31, 2002, and June 5, 2000.
(2)	Operating revenue is obtained by adding premiums, administrative fees and other revenue.
(3)	Certain prior year amounts have been reclassified to conform to current year presentation.
(4)	We adopted FAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. With the adoption of FAS 142, we ceased amortization of goodwill. The intangible assets established for Blue Cross and Blue Shield trademarks are deemed to have indefinite lives, and beginning January 1, 2002, are no longer amortized.

Net income and earnings per share on a comparable basis as if FAS 142 had been adopted January 1, 2000, are as follows:

	2001	2000
(In millions, except per share data)
Net income adjusted for FAS 142	$357.3	$238.5
Basic earnings per share adjusted for FAS 142	1.73	1.16
Diluted earnings per share adjusted for FAS 142	1.72	1.15

(5)	There were no shares or dilutive securities outstanding prior to November 2, 2001 (date of Anthem Insurance Companies, Inc.’s demutualization and initial public offering). Accordingly, amounts prior to 2002 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, the weighted average share outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001, was used to calculate pro forma earnings per share for all periods prior to 2002.
(6)	The benefit expense ratio represents benefit expenses as a percentage of premium revenue. The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total operating revenue.
(7)	Represents policyholders’ surplus prior to Anthem Insurance Companies, Inc.’s demutualization on November 2, 2001.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2005	Year Ended December 31
		2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	14.84	9.84	9.17	8.02	7.99	5.31

For purpose of this computation, earnings are defined as pretax earnings from continuing operations before adjustments for minority interest, plus interest expense, including amortization of debt discount and expense related to indebtedness and an estimated interest portion of rental expense. Fixed charges are interest expense, including amortization of debt discount and expense related to indebtedness and an estimated interest portion of rental expense.

DESCRIPTION OF THE NOTES

The Notes Will Be Issued under the Indenture

We will issue $             aggregate principal amount of     % notes due 2011, $             aggregate principal amount of     % notes due 2016, and $             aggregate principal amount of     % notes due 2036. The notes will be issued under a senior note indenture dated as of     , 2006, between us and The Bank of New York Trust Company, N.A., as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default; however, there are some limitations on the extent to which the trustee acts on your behalf. Second, the trustee performs administrative functions for us, such as sending you interest payments, transferring your notes to a new buyer if you sell and sending you notices.

The indenture and the notes contain the full legal text of the matters described in this section. We have filed a copy of the form of the indenture with the Securities and Exchange Commission, or the SEC, as an exhibit to our Registration Statement on Form S-3 (333-130736). The indenture and the notes are governed by New York law.

Because this section is a summary, it does not describe every aspect of the notes and the indenture. This description is subject to, and qualified in its entirety by, all the provisions of the indenture, including definitions of certain terms used in the indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain sections of the indenture. We urge you to read the indenture and the notes because they, and not this description, define your rights as a holder of the notes.

Terms of the Notes

The 2011 notes will mature on                     , 2011, the 2016 notes will mature on                     , 2016 and the 2036 notes will mature on                     , 2036. The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. No sinking fund will be provided with respect to the notes. The notes will not be convertible or exchangeable for other securities or property. No additional amounts will be payable with respect to the notes.

The notes will be issued in fully registered form only, in minimum denominations of $2,000 and integral multiples of $1,000. The notes will be issued in the form of one or more Global Securities, without coupons, which will be deposited initially with, or on behalf of, DTC.

We will pay interest on the notes from                     , 2006, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on                      and                      of each year, commencing                     , 2006, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on                      or                      (whether or not a Business Day), as the case may be, next preceding the relevant Interest Payment Date. Interest will be computed on the basis of a 360 day year of twelve 30 day months.

If any Interest Payment Date or date of maturity of principal of the notes falls on a day that is not a Business Day, then payment of interest or principal may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date of maturity, and no interest will accrue for the period after such nominal date.

Optional Redemption

We will have the right to redeem the 2011 notes, the 2016 notes and the 2036 notes, in each case, in whole at any time or in part from time to time, at our option, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the registered holders of the notes to be redeemed. Upon redemption of the notes, we will pay a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus              basis points in the case of the 2011 notes,              basis points in the case of the 2016 notes and              basis points in the case of the 2036 notes, plus, in each case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as the second Business Day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third Business Day preceding such redemption date, as contained in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if the release, or any successor release, is not published or does not contain these prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means each of Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., and Merrill Lynch Government Securities, Inc., and their successors, or if at any time any of the above is not a primary U.S. Government securities dealer, one other nationally recognized investment banking firm selected by us that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee by such method as the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable by us prior to maturity.

We May Issue Other Series of Debt Securities

The indenture permits us to issue different series of debt securities from time to time. The specific terms of each other series that we may issue in the future may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that may be issued under the indenture, nor does it limit the number of other series or the aggregate amount of any particular series. The notes will be limited initially to $             aggregate principal amount, but we may “reopen” any series of notes at any time without the consent of the noteholders. We may issue additional securities from time to time after this offering. The notes and any additional new notes at any time of such series subsequently issued under the indenture would be treated as a single series for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The indenture and the notes do not limit our ability to incur other debt or to issue other securities. When we refer to a series of debt securities, we mean a series, such as each of the series of notes we are offering by means of this prospectus supplement and the accompanying prospectus, issued under the indenture. When we refer to the notes or these notes, we mean each series of notes we are offering by means of this prospectus supplement and the accompanying prospectus.

Defeasance

The notes may be defeased, at our option, through legal defeasance or covenant defeasance as provided for in the indenture and as described in the accompanying prospectus in the sections entitled “Description of Securities We May Offer – Debt Securities — Defeasance” and “Description of Securities We May Offer –Debt Securities — Satisfaction and Discharge.”

UNDERWRITING

We are offering the notes described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Underwriter	Principal Amount of 2011 Notes	Principal Amount of 2016 Notes	Principal Amount of 2036 Notes
Banc of America Securities LLC	$	$	$
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse First Boston LLC
Deutsche Banc Securities, Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Lazard Capital Markets LLC
BNP Paribas Securities Corp.
Daiwa Securities SMBC Europe Limited
Wachovia Capital Markets, LLC
Wells Fargo Securities, LLC

Total	$	$	$

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public for cash at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at such price less concessions not in excess of     % of the principal amount of the 2011 notes,         % of the principal amount of 2016 notes and         % of the principal amount of the 2036 notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of     % of the principal amount of the 2011 notes,     % of the principal amount of the 2016 notes and     % of the principal amount of the 2036 notes to certain other dealers. After the public offering of the notes, the public offering price and other selling terms may be changed.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law. The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $            .

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

Certain of the underwriters may make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between the underwriters and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from the underwriters based on transactions conducted through the system. The underwriters will make the notes available to customers through Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by an affiliate of an underwriter who is a member of the National Association of Securities Dealers, Inc. when we repay borrowings under our bridge facility, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the apportionment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities to be rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service.

The underwriters and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. One of the joint book-running managers, Goldman, Sachs & Co., acted as financial advisor to us in connection with our demutualization and lead managing underwriter of related concurrent offerings, acted as our financial advisor in our acquisition of Trigon Healthcare, Inc. and in connection with our merger with WellPoint Health Networks Inc. Similarly, each of the four joint book-running managers and/or certain of their affiliates are participants in our bridge loan agreement, and affiliates of Banc of America Securities LLC and Citigroup Global Markets Inc. are participants in our revolving credit agreement.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

LEGAL MATTERS

The validity of the notes and specified legal matters in connection with this offering will be passed upon for us by White & Case LLP, New York, New York. Shearman & Sterling LLP, New York, New York, will act as counsel for the underwriters.

PROSPECTUS

WELLPOINT, INC.

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

PREFERRED STOCK

COMMON STOCK

We may offer and sell, from time to time, one or any combination of the securities we describe in this prospectus. The debt securities may be convertible into or exchangeable for our common stock or our other securities, or debt or equity securities of one or more other entities. When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities including the offering price of the securities.

You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is listed on the New York Stock Exchange under the symbol “WLP.” Any common stock sold pursuant to a prospectus supplement will be listed, subject to notice of issuance, on the New York Stock Exchange. If we decide to list or seek a quotation for any other securities we may offer and sell from time to time, the prospectus supplement relating to those securities will disclose the exchange or market on which those securities will be listed or quoted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 28, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus, the terms “we,” “us,” “our,” the “Company” and “WellPoint” refer to WellPoint, Inc. and/or WellPoint, Inc. and its direct and indirect subsidiaries, as the context requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)”, “estimate(s)”, “should”, “intend(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by aggressive marketing and pricing practices of competitors, regulatory oversight and organizations that have resulted from business combinations. The following is a summary of factors, the results of which, either individually or in combination, if markedly different from our planning assumptions, could cause our results to differ materially from those expressed in any forward-looking statements contained in this prospectus:

•	trends in health care costs and utilization rates;

•	our ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care;

•	significant acquisitions or divestitures by major competitors;

•	introduction and utilization of new prescription drugs and technology;

•	a downgrade in our financial strength ratings;

•	an increased level of debt;

•	litigation targeted at health benefits companies;

•	our ability to contract with providers consistent with past practice;

•	our ability to achieve expected synergies and operating efficiencies from our acquisition activity and to successfully integrate our acquisitions;

•	future bio-terrorist activity or other potential health epidemics; and,

•	general economic downturns.

You are cautioned not to place undue reliance on these forward-looking statements that are only as of the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1–800–SEC–0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

You should also be able to inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S–3 with the SEC covering the securities that may be sold under this prospectus. For further information on us and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We specifically incorporate by reference the following documents, which we have already filed with the SEC:

(i) our Annual Report on Form 10–K for the year ended December 31, 2004;

(ii) our Quarterly Reports on Form 10–Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(iii) our Current Reports on Form 8–K, filed on January 6, 7, 14 and 21, 2005; February 7 and 8, 2005; March 21, 2005; April 27, 2005; June 15, 2005; July 12, 22 and 27, 2005; September 8, 27 and 30, 2005; October 26, 2005; November 3, 2005; and, December 12, 2005.

(iv) the definitive proxy statement for our 2005 annual meeting of shareholders filed on April 8, 2005;

(v) our Registration Statements on Form S-8 filed on October 31, 2005 (333-129334) and Post-Effective Amendment No. 1 to Form S-8 filed on October 31, 2005 (333-97425); and

(vi) Post Effective Amendment No. 1 to our Registration Statement on Form S-4 filed on November 21, 2005 (333-129256).

In addition, we also incorporate by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until the termination of this offering. These documents include periodic reports, such as Annual Reports on Form 10–K, Quarterly Reports on Form 10–Q and Current Reports on Form 8–K, as well as proxy statements. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2 or Item 7 of Form 8–K.

We encourage you to read our periodic and current reports. We think these reports provide additional information about our company which prudent investors find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by writing or telephoning us at our principal executive offices at the following address:

WellPoint, Inc.

Attention: Investor Relations

120 Monument Circle

Indianapolis, IN 462604

(317) 488–6000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

OUR COMPANY

We are the largest publicly traded commercial health benefits company in terms of membership in the United States. We are an independent licensee of the Blue Cross Blue Shield Association, an association of independent health benefit plans. We serve our members as the Blue Cross licensee for California; the Blue Cross and Blue Shield licensee for Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, New York (as Blue Cross Blue Shield in 10 New York City metropolitan counties, and as Blue Cross, Blue Shield or Blue Cross Blue Shield in selected upstate counties only), Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin; and through UniCare. We are licensed to conduct insurance operations in all 50 states and Puerto Rico through our subsidiaries.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include but are not limited to the repayment of debt, investments in or extensions of credit to our subsidiaries or the financing of possible acquisitions or business expansion. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each of the five most recently completed fiscal years and any required interim periods will each be specified in a prospectus supplement or in a document we file with the SEC and incorporate by reference.

We compute the ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of this computation, earnings are defined as income before income taxes, plus interest expense, including amortization of debt discount and expense related to indebtedness and an estimated interest portion of rental expense. Fixed charges are defined as interest expense, including amortization of debt discount and expense related to indebtedness plus an estimated interest portion of rental expense.

We compute the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and dividends on preferred stock.

DESCRIPTION OF SECURITIES WE MAY OFFER

DEBT SECURITIES

General

The description below of the general terms of the debt securities will be supplemented by the more specific terms in a prospectus supplement.

The debt securities offered by this prospectus will be our unsecured obligations and will be either senior or subordinated debt. We will issue the debt securities under one of two separate indentures between us and The Bank of New York (the “Trustee”). Senior debt will be issued under a senior note indenture and subordinated debt will be issued under a subordinated note indenture. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” The indentures provide that our debt securities may be issued in one or more series, with different terms, in each case as authorized from time to time by us. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series or establish additional terms for that series of debt securities. None of the indentures limits the amount of debt securities or other unsecured debt which we may issue.

Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you are one of our unsecured creditors.

In addition to the following description of the debt securities, you should refer to the detailed provisions of each indenture, copies of which are filed as exhibits to the registration statement.

A prospectus supplement will specify the following terms of any issue of debt securities we may offer:

•	the designation or title, the aggregate principal amount and the authorized denominations if other than $1,000 and integral multiples of $1,000;

•	whether the debt securities will be senior or subordinated debt;

•	the price(s) at which debt securities will be issued;

•	whether the debt securities will be issued pursuant to a periodic offering program;

•	the percentage of their principal amount at which the debt securities will be issued and, if applicable, the method of determining the price;

•	the date or dates on which the debt securities will mature and any right to extend the date or dates;

•	the currency, currencies or currency units in which payments on the debt securities will be payable and the manner of determining the U.S. dollar equivalent for purposes of determining outstanding debt securities of a series;

•	the rate or rates at which the debt securities will bear interest, if any, or the method of determination (including indices) of the rate or rates;

•	the date or dates from which such interest, if any, shall accrue, the dates on which the interest, if any, will be payable and the method of determining holders to whom any of the interest shall be payable;

•	any mandatory or optional sinking fund or analogous provisions;

•	the prices, if any, at which, the dates at or after which and the terms upon which, we may or must repay, repurchase or redeem the debt securities;

•	the date or dates, if any, after which the debt securities may be converted or exchanged into or for shares of our common stock or another company’s securities or property or settled for the cash value of securities issued by us or a third party and the terms for any conversion or exchange or settlement;

•	the exchanges, if any, on which the debt securities may be listed;

•	any special provisions for the payment of additional amounts with respect to the debt securities;

•	whether the debt securities are to be issuable as registered securities or bearer securities or both, whether any of the debt securities are to be issuable initially in temporary global form and whether any of the debt securities are to be issuable in permanent global form;

•	each office or agency where the principal of and any premium and interest on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

•	any right to defer payments of interest by extending the interest payment periods and the duration of the extensions;

•	the trustee under the indenture pursuant to which the debt securities are to be issued;

•	whether the debt securities will be subject to defeasance or covenant defeasance; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

The senior debt securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of WellPoint. The subordinated debt securities will be unsecured and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated note indenture, to all Senior Debt, as defined herein, of WellPoint. See “Subordination” below.

Some of the debt securities may be issued as discounted debt securities to be sold at a substantial discount below their stated principal amount. The prospectus supplement will contain any United States federal income tax consequences and other special considerations applicable to discounted debt securities.

Payment and Transfer

Unless we state otherwise in a prospectus supplement, we will issue debt securities only as registered securities, which means that the name of the holder will be entered in a register, which will be kept by the trustee or another agent of ours. Unless we state otherwise in a prospectus supplement, we will make principal and interest payments at the office of the paying agent or agents we name in the prospectus supplement or by mailing a check to you at the address we have for you in the register.

Unless we state otherwise in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement. You may also exchange registered debt securities at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

Neither we nor the trustee will impose any service charge for any transfer or exchange of a debt security; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Global Notes, Delivery and Form

Unless otherwise specified in a prospectus supplement, the debt securities will be issued in the form of one or more fully registered Global Notes, as defined below, that will be deposited with, or on behalf of, The Depository Trust Company, referred to herein as the Depository, and registered in the name of the Depository’s nominee. Global Notes are not exchangeable for definitive note certificates except in the specific circumstances described below. For purposes of this prospectus, “Global Note” refers to the Global Note or Global Notes representing an entire issue of debt securities.

A Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

The Depository has advised us as follows:

•	The Depository is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code;

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

•	The Depository participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own the Depository.

•	Access to the Depository book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

•	Where we issue a Global Note in connection with the sale thereof to an underwriter or underwriters, the Depository will immediately credit the accounts of participants designated by the underwriter or underwriters with the principal amount of the debt securities purchased by the underwriter or underwriters.

•	Ownership of beneficial interests in a Global Note will be shown on, and the transfers of ownership will be effected only through, records maintained by the Depository (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery in definitive form of securities they purchase. These laws may limit your ability to transfer beneficial interests in a Global Note.

So long as a nominee of the Depository is the registered owner of a Global Note, that nominee for all purposes will be considered the sole owner or holder of the debt securities under the applicable indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders thereof under the applicable indenture.

We will make payment of principal of, premium, if any, and interest on, debt securities represented by a Global Note to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note representing those debt securities. The Depository has advised us that upon receipt of any payment of principal of, or interest on, a Global Note, the Depository will immediately credit accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Note, as shown in the records of the Depository. Standing instructions and customary practices will govern payments by participants to owners of beneficial interests in a Global Note held through those participants, as is now the case with securities held for the accounts of customers registered in “street name”. Those payments will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, the trustee nor any of our respective agents will be responsible in any respect for actions or inactions of the Depository, any nominee or any participant relating to, or payments made on account of, beneficial interest in a Global Note or for maintaining, supervising or review any of the records of the Depository, any nominee or any participant relating to those beneficial interests.

As described above, we will issue debt securities in definitive form in exchange for a Global Note only in the following situations:

•	if the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days; or

•	if we choose to issue definitive debt securities.

In either instance, an owner of a beneficial interest in a Global Note will be entitled to have debt securities equal in principal amount to that beneficial interest registered in its name and will be entitled to physical delivery of debt securities in definitive form. Debt securities in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will maintain in the Borough of Manhattan, The City of New York, one or more offices or agencies where debt securities may be presented for payment and may be transferred or exchanged. You will not be charged a fee for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Mergers and Similar Events

We are generally permitted to consolidate with or merge into any other person. In this section, “person” refers to any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision of a government or governmental agency. We are also permitted to sell substantially all of our assets to any other person, or to buy substantially all of the assets of any other person. However, we may not take any of these actions unless all the following conditions are met:

•	Where we merge out of existence or sell all or substantially all of our assets, the other person may not be organized under a foreign country’s laws (that is, it must be a corporation, partnership, limited liability company or trust organized under the laws of a state or the District of Columbia or under federal law) and it must agree to be legally responsible for the outstanding debt securities issued under the indentures. Upon assumption of our obligations by such a person in such circumstances, we shall be relieved of all obligations and covenants under the indentures and the debt securities.

•	The merger, sale of all or substantially all of our assets or other transaction must not cause a default on the debt securities, and we must not already be in default unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured, as described below under “Events of Default.” A default for this purpose would also include any event that would be an Event of Default if we received the required notice of our default or if under the indentures the default would become an event of default after existing for a specified period of time.

Modification and Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a note following an Event of Default;

•	change the place or currency of payment for a debt security;

•	impair your right to sue for payment;

•	reduce the percentage in principal amount of the debt securities, the approval of whose holders is needed to modify or amend the applicable indenture or the debt securities;

•	reduce the percentage in principal amount of the debt securities, the approval of whose holders is needed to waive compliance with certain provisions of the applicable indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the applicable indenture, except to increase the percentage required for any modification or to provide that other provisions of the indenture may not be modified or waived without your consent.

Changes Not Requiring Approval. The second type of change does not require any vote by holders of the debt securities. This type is limited to corrections and clarifications and certain other changes that would not adversely affect holders of the debt securities. Nor do we need any approval to make changes that affect only debt securities to be issued under the applicable indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities issued under the applicable indenture. In those cases, we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring a Majority Vote. Any other change to the applicable indenture and the debt securities would require the following approval:

•	If the change affects only debt securities of one series, it must be approved by the holders of not less than a majority in principal amount of the debt securities of that series.

•	If the change affects the debt securities of one series as well as the debt securities of one or more other series issued under the applicable indenture, it must be approved by the holders of not less than a majority in principal amount of the debt securities of each series affected by the change. In each case, the required approval must be given by written consent. Most changes fall into this category.

The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the applicable indenture or the debt securities listed in the first category described previously under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Further Details Concerning Voting. Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of debt securities, that vote or action may be taken only by persons who are holders of outstanding debt securities on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of WellPoint or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement.

Defeasance

The following discussion of full defeasance and discharge will apply to any series of debt securities unless otherwise indicated in the applicable prospectus supplement with respect to the debt securities of a series.

Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the debt securities of that series on their various due dates.

•	There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and instead repaid the debt securities ourselves when due. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and debt securities or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

In addition, the subordinated note indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective upon full defeasance of the subordinated debt securities.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the debt securities will remain. These include our obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance. Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the debt securities of that series on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and instead repaid the debt securities ourselves when due.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the Events of Default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, upon our demand and at our expense, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain conditions, including:

•	Our having paid all sums payable by us under the indenture, as and when the same shall be due and payable,

•	Our having delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture, or

•	All debt securities of any series outstanding under the indenture not theretofore delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year and we shall have deposited with the trustee sufficient cash or U.S. government or U.S. government agency notes or bonds that will generate enough cash to pay, at maturity or upon redemption, all such debt securities of any series outstanding under the indenture.

•	Our having delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that these conditions have been satisfied.

Highly Leveraged Transaction

The general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

Subordination

Any subordinated debt securities issued under the subordinated note indenture will be subordinate and junior in right of payment to all of our Senior Debt whether existing at the date of the subordinated note indenture or subsequently incurred. Upon any payment or distribution of our assets to creditors upon any:

•	liquidation;

•	dissolution;

•	winding-up;

•	receivership;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets and liabilities;

•	bankruptcy;

•	insolvency; or

•	debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding,

the holders of Senior Debt will first be entitled to receive payment in full of the principal of and any premium and interest on such Senior Debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of and any premium or interest on the subordinated debt securities.

Upon the acceleration of the maturity of any subordinated debt securities, the holders of all Senior Debt outstanding at the time of the acceleration will first be entitled to receive payment in full of all amounts due thereon, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of or any premium or interest on the subordinated debt securities.

No payments on account of principal, or any premium or interest, in respect of the subordinated debt securities may be made if:

•	there has occurred and is continuing a default in any payment with respect to Senior Debt; or

•	there has occurred and is continuing an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof.

“Senior Debt” means the principal of, and any premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, whether or not such claim for post-petition interest is allowed in such proceeding, on our Debt, whether incurred on, before or after the date of the subordinated note indenture, unless the instrument creating or evidencing the Debt or under which the Debt is outstanding provides that obligations created by it are not superior in right of payment to the subordinated debt securities.

“Debt” means, with respect to any person, whether recourse is to all or a portion of the assets of that person and whether or not contingent:

•	every obligation of that person for money borrowed;

•	every obligation of that person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement obligation of that person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of that person;

•	every obligation of that person incurred in connection with the acquisition of property or services, but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	every capital lease obligation of that person; and

•	every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or for which such person is responsible or liable, directly or indirectly, as obligor or otherwise.

The indentures will place no limitation on the amount of additional Senior Debt that we may incur.

Events of Default

Each indenture defines an Event of Default with respect to any series of debt securities. Unless otherwise provided in the applicable prospectus supplement, Events of Default are any of the following:

•	We do not pay the principal or any premium on a note on its due date.

•	We do not pay interest on a note within 30 days of its due date.

•	We remain in breach of any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the debt securities of the affected series.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

An Event of Default under one series of debt securities does not necessarily constitute an Event of Default under any other series of debt securities. Each indenture provides that the trustee may withhold notice to the holders of any series of debt securities issued thereunder of any default if the trustee considers it in the interest of such holders to do so provided the trustee may not withhold notice of default in the payment of principal, premium, if any, or interest, if any, on any of the debt securities of that series or in the making of any sinking fund installment or analogous obligation with respect to that series.

Remedies If an Event of Default Occurs. Each indenture provides that if an Event of Default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series if certain conditions are satisfied.

Except as may otherwise be provided in the indenture in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the debt securities outstanding of the affected series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. Subject to certain exceptions contained in the indenture, these majority holders may also direct the trustee in performing any other action under the indenture.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding debt securities of the affected series must make a written request that the trustee take action because of the Event of Default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after the due date of that payment.

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act applies.

Regarding the Trustee

We have had and may continue to have commercial and investment banking relationships with the Bank of New York in the ordinary course of business. The Bank of New York Trust Company, N.A. is the trustee under the indentures. The Bank of New York, an affiliate of the trustee, also performs services for us in the ordinary course of business and currently is the trustee under the indentures pursuant to which WellPoint’s 6.800% senior unsecured notes due 2012 and WellPoint’s 3.50% senior unsecured notes due 2007 are outstanding. The Bank of New York Trust Company, N.A. also is the trustee under an indenture pursuant to which WellPoint Health Network’s Inc. (“WHN”) 6.375% senior unsecured notes due 2006 and 6.375% senior unsecured notes due 2012, which we assumed in our merger with WHN on November 30, 2004, are outstanding. The Bank of New York Trust Company, N.A. also is the trustee under an indenture pursuant to which WellPoint’s 3.750% senior unsecured notes due 2007, WellPoint’s 4.250% senior unsecured notes due 2009, WellPoint’s 5.000% senior unsecured notes due 2014 and WellPoint’s 5.950% senior unsecured notes due 2034 are outstanding.

DESCRIPTION OF THE PREFERRED STOCK

This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our articles of incorporation and the articles of amendment we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

We are authorized to issue up to 100,000,000 shares of preferred stock, without par value, none of which is issued or outstanding. Our board of directors may issue from time to time shares of preferred stock in one or more series and with the relative powers, rights and preferences and for the consideration our board of directors may determine.

Our board of directors may, without further action of the shareholders, determine and set forth in an amendment to our articles of incorporation the following for each series of preferred stock:

•	the serial designation and the number of shares in that series;

•	the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

•	any voting powers of the shares;

•	whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which the shares may be redeemed;

•	the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

•	whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

•	whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

•	any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our articles of incorporation.

Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

The preferred stock, when issued, will be fully paid and nonassessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock will be specified in the applicable prospectus supplement.

COMMON STOCK

The following is a summary of the terms of our common stock. For additional information regarding our common stock, please refer to our articles of incorporation, our by-laws and the applicable provisions of Indiana law.

General

We are authorized to issue up to 900,000,000 shares of common stock, par value $0.01 per share. Each holder of our common stock is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder of that share to an equal and ratable right to receive dividends or other distributions (other than purchases, redemptions or other acquisitions of shares by us) when, if and as declared from time to time by our board of directors and paid out of legally available funds. We do not anticipate paying cash dividends.

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. Any shares of common stock offered by this prospectus will, when issued, be fully paid and non–assessable.

Authorized But Unissued Shares

Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of current management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Limitations on Ownership of Our Common Stock in Articles of Incorporation

As required under our Blue Cross Blue Shield Association license, our articles of incorporation contain certain limitations on the ownership of our common stock. Our articles of incorporation provide that subsequent to our demutualization which took place on November 2, 2001, no person may beneficially own shares of voting capital stock in excess of specified ownership limits, except with the prior approval of a majority of the “continuing directors.” The ownership limits, which may not be exceeded without the prior approval of the Blue Cross Blue Shield Association, are the following:

•	for any institutional investor (as defined in our articles of incorporation), one share less than 10% of our outstanding voting securities;

•	for any non-institutional investor (as defined in our articles of incorporation), one share less than 5% of WellPoint’s outstanding voting securities; and

•	for any person, one share less than the number of shares of our common stock or other equity securities (or a combination thereof) representing a 20% ownership interest in us.

Any transfer of stock that would result in any person beneficially owning shares of capital stock in excess of any ownership limit will result in the intended transferee acquiring no rights in the shares exceeding such ownership limit (with certain exceptions) and the person’s excess shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of the shares will not violate the ownership limit.

Certain Other Provisions of Our Articles of Incorporation and By-laws

Certain other provisions of our articles of incorporation and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of us. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of us, although these proposals, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the board of directors. These provisions include:

•	the division of the board of directors into three classes serving staggered terms of office of three years;

•	an affirmative vote of the holders of outstanding shares representing at least 66 2/3% of all the votes then entitled to be cast at an election of directors or upon an affirmative vote of both (a) a majority of the entire number of directors at the time and (b) a majority of the directors who then qualify as continuing directors (as defined in our articles of incorporation);

•	provisions limiting the maximum number of directors to 19, and requiring that any increase in the number of directors then in effect must be approved by a majority of continuing directors;

•	permitting only the board of directors, the Chairman, the Chief Executive Officer or the President to call a special meeting of shareholders;

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Our by-laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our by-laws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Our articles of incorporation contain additional anti-takeover provisions. These provisions restrict our ability or the ability of any of our subsidiaries to become a party to any business combination with a “related person” without the prior affirmative vote at a meeting of our shareholders: (a) of not less than sixty-six and two-thirds percent of all the votes entitled to be cast by the holders of the outstanding shares of all classes of voting stock, and (b) of an “independent majority of shareholders” unless all the conditions of a “fair price exception” or a “director approval exception” are met.

•	A “related person” means any person (other than WellPoint or a subsidiary of WellPoint or the board of directors acting as a group or the “continuing directors,” singly or as a group), that is (or is at the time any definitive agreement relating to a business combination is entered into or on the record date for the determination of shareholders entitled to notice of and to vote on a business combination or at the time immediately prior to the completion of a business combination) any of the following (1) the beneficial owner of more than 10% of the voting power of the outstanding voting stock, and who has not been such owner for a continuous period of two years; or (2) an affiliate of WellPoint and at any time within the preceding two-year period (but not continuously during such period) was the beneficial owner of 10% or more of the voting power of the voting stock; or (3) is an assignee of or has otherwise succeeded (except in a transaction involving a public offering) to any shares of voting stock which were at any time within the preceding two-year period beneficially owned by a “related person.”

•	The “fair price exception” alleviates the need for supermajority shareholder approval of a business combination with a “related person” when, among other things, (1) the fair market value of the property, securities, or other consideration to be received per share by the shareholders is at least as high as the higher of (a) the highest per share price paid by the “related person” in acquiring the corporation’s stock within the preceding two-year period, or (b) the fair market value per share of the shares as determined by their closing price during the previous thirty-day period; (2) the consideration to be received by the shareholders is in the same form and of the same kind as that paid by the “related person” for the majority of his shares; (3) the related person has not received, among other things, the benefit of any loans or other financial assistance from the corporation; and (4) a proxy or information statement has been mailed to all shareholders with respect to such business combination.

•	Under the “director approval exception” the vote of a supermajority of shareholders is not required to approve a business combination with a “related person” (a) if at least two-thirds of the “continuing directors” approve the business combination prior to the time that the related person becomes a related person and (b) the business combination is solely between WellPoint and another corporation, one hundred percent of the voting stock of which is owned directly or indirectly by WellPoint.

Amendment of Articles of Incorporation

Our articles of incorporation specifically provide that the following amendments to certain articles and/or sections of our articles of incorporation require the affirmative vote of at least 75% of the votes entitled to be cast by the holders of the outstanding shares of all classes of voting stock voting as a single class:

•	amendments to Article IX (Restriction on Ownership and Transfer of Stock);

•	amendments to the voting rights of shares of our common stock; and

•	amendments to the provisions of the articles of incorporation changing the permissible size of the board and classifying the board of directors.

In addition, our articles of incorporation specifically provide that the following amendments to certain articles and/or sections of our articles of incorporation require the affirmative vote of (a) at least 75% of the votes entitled to be cast by the holders of the outstanding shares of all classes of our voting stock, voting as a single class; and (b) an “independent majority” of shareholders:

•	amendments to the provisions of the articles of incorporation regarding the removal of directors;

•	amendments to the provisions of the articles of incorporation regarding authority to call a special meeting of shareholders;

•	amendments to the provisions of the articles of incorporation regarding the sole authority of the board of directors to make, alter, amend, or repeal, or to waive provisions of, our by-laws;

•	amendments to the provisions of the articles of incorporation regarding the Indiana Demutualization Law; and

•	amendments to the provisions of the articles of incorporation regarding our authority to redeem shares acquired in control share acquisitions.

However, this 75% and “independent majority” voting threshold does not apply to, and such vote is not required for, any amendment, change or repeal recommended to shareholders by the favorable vote of not less than two-thirds of the directors who then qualify as continuing directors with respect to all “related persons,” and any such amendment, change or repeal so recommended requires only the vote, if any, required under the applicable provisions of the Indiana Business Corporation Law.

Amendment and Repeal of By-laws

WellPoint’s by-laws provide that, in general, the board of directors may amend, rescind or change the by-laws by the affirmative vote of a majority of the entire number of directors.

Certain amendments, rescissions or changes to the by-laws require the affirmative vote of not less than 80% of the directors at that time. The provisions of the by-laws subject to this higher voting standard include (a) provisions regarding the filling of vacancies on the board of directors; (b) provisions regarding the Chairman; (c) provisions regarding the President and Chief Executive Officer; (d) provisions regarding the chairmanship succession process; and (e) provisions regarding the location of WellPoint’s corporate headquarters and principal executive offices. The provisions of the by-laws in (a) through (d) are subject to the higher vote standard until November 30, 2006; (e) is subject to the higher vote standard at least until November 30, 2009.

Listing

Our common stock trades on the New York Stock Exchange under the symbol “WLP.” Computershare Limited is the registrar, transfer agent, conversion agent and dividend disbursing agent for the common stock.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for the Company by White & Case LLP and for any underwriters or agents by counsel named in the applicable prospectus supplement. With respect to certain legal matters relating to Indiana law, White & Case LLP has relied upon the opinion of Baker & Daniels LLP, counsel for WellPoint.

EXPERTS

The consolidated financial statements and schedule of WellPoint appearing in WellPoint’s annual report on Form 10-K for the year ended December 31, 2004, and WellPoint management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, which did not include an evaluation of the internal control over financial reporting of WellPoint Health Networks Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of WellPoint Health Networks Inc. from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$

WELLPOINT, INC.

$                % Notes due 2011

$                % Notes due 2016

$                % Notes due 2036

PROSPECTUS SUPPLEMENT

January 5, 2006

Joint Book-Running Managers

Banc of America Securities LLC

Citigroup

Goldman, Sachs & Co.

Merrill Lynch & Co.

Senior Co-Managers

Credit Suisse First Boston

Deutsche Bank Securities

Lehman Brothers

Morgan Stanley

UBS Investment Bank

Co-Managers

BNP PARIBAS

Lazard Capital Markets

Daiwa Securities SMBC Europe

Sun Trust Robinson Humphrey

Wachovia Securities

Wells Fargo Securities